SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 28 July 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

28 July 2016
BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2016
BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2016.
		First quarter to 30 June 2016
		£m	Change1
Revenue2		5,775	35%
Change in underlying revenue3 excluding transit on a pro forma basis			0.4%
EBITDA2		1,818	25%
Profit before tax	- adjusted2	802	16%
	- reported	717	13%
Earnings per share	- adjusted2	6.6p	(1)%
	- reported	5.9p	(3)%
Normalised free cash flow4		448	£342m
Net debt		9,579	£3,760m

Gavin Patterson, Chief Executive, commenting on the results, said:
"We've made a good start to the year, with growth in revenue and strong cash flow. We're on track to deliver our full year outlook.

"Our integration of EE is progressing well, alongside our business reorganisation that took effect on 1 April. EE performed strongly, both financially and commercially, and our customers are seeing the initial benefits of our acquisition with BT Sport now available to EE pay monthly customers. We remain focused on improving customer experience and 100% of EE pay monthly calls are now handled in UK and Ireland contact centres. We've reduced engineer missed appointments by more than a third since last quarter and Openreach is again ahead on all 60 minimum service levels set by Ofcom.
"Fibre broadband is available to well over 25m premises and take-up remains strong. At a retail level, we performed well achieving a 79% share of broadband net adds in the quarter. We were pleased to renew our FA Cup rights during the quarter and we look forward to showing more games from the Premier League at a much better time slot, starting in two weeks. Our customers can also look forward to all the exclusive live action from the UEFA Champions League and UEFA Europa League once again this year.
"Our investment plans remain central to our future and so we will be rolling out further fibre in the coming months, as well as 4G through the Emergency Services Network contract. Our aim is to make these services as universally available as we can, whilst also deploying a new generation of ultrafast broadband. Such investment requires regulatory clarity, particularly in these uncertain times.
"Having listened to Ofcom and industry, we have set out our proposals for greater independence and transparency for Openreach. Our proposals can form the basis for a fair, proportionate and sustainable regulatory settlement and we believe they can also enable Ofcom to bring its Digital Communications Review to a speedier conclusion. We will continue to engage with Ofcom over the coming months."

Key points for the quarter:
●  Growth in underlying revenue3 excluding transit on a pro forma basis up 0.4%
●  Underlying EBITDA3 on a pro forma basis down 2% reflecting our launch of BT Mobile handsets
●  79% share of broadband net additions
●  Mobile pay monthly net additions of 244,000, with record low EE churn
●  Significant governance changes planned to further increase the independence and transparency of Openreach
1 The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying on a pro forma basis, comparatives do not include EE
2 Before specific items, which are defined on page 3
3 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

GROUP RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2016

	First quarter to 30 June
	2016	2015	Change1
	£m	£m	%
Revenue
- adjusted2	5,775	4,278	35
- reported	5,775	4,360	32
- change in underlying revenue3 excluding transit on a pro forma basis			0.4
EBITDA
- adjusted2	1,818	1,449	25
- reported	1,785	1,442	24
Operating profit
- adjusted2	963	821	17
- reported	930	814	14
Profit before tax
- adjusted2	802	694	16
- reported	717	632	13
Earnings per share
- adjusted2	6.6p	6.7p	(1)
- reported	5.9p	6.1p	(3)
Capital expenditure	777	658	18
Normalised free cash flow4	448	106	£342m
Net debt	9,579	5,819	£3,760m

Line of business results2
	Revenue			EBITDA			Free cash flow4
First quarter to 30 June	2016	20155	Change	2016	20155	Change	2016	20155	Change
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	1,175	1,076	9	239	258	(7)	298	215	39
EE	1,243	0	n/m	281	0	n/m	187	0	n/m
Business and Public Sector	1,169	990	18	357	297	20	252	111	127
Global Services	1,250	1,196	5	119	93	28	(283)	(279)	1
Wholesale and Ventures	518	578	(10)	199	185	8	134	111	21
Openreach	1,252	1,249	0	632	638	(1)	235	269	(13)
Other	3	3	0	(9)	(22)	59	(375)	(321)	(17)
Intra-group items	(835)	(814)	3	0	0	n/m	0	0	n/m
Total	5,775	4,278	35	1,818	1,449	25	448	106	323

1 The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying on a pro forma basis, comparatives do not include EE
2 Before specific items, which are defined on page 3
3 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
5 Certain line of business results have been restated.  See Note 1 to the condensed consolidated financial statements
  n/m = not meaningful

Notes:

1.    Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs and operating profit are set out in the Group income statement.  Reconciliations of underlying revenue and operating costs, EBITDA, pro forma EBITDA, net debt and free cash flow to the nearest measures prepared in accordance with IFRS are provided in the Additional information.

2.    Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we are calculating underlying revenue, underlying operating costs and underlying EBITDA on a pro forma basis (see note 3), as though EE had been part of the group from 1 April 2015.  This is different from how we usually adjust for acquisitions, and is the basis for our 2016/17 outlook.

3.    We have prepared and published pro forma historical financial information for the eight quarters ended 31 March 2016 for the group and by line of business under the new organisational structure, to illustrate the results as though EE had been part of the group from 1 April 2014. The pro forma historical financial information shows EE's historical results adjusted to reflect BT's accounting policies. In the consolidated group total, we've eliminated historical transactions between BT and EE as though they had been intercompany transactions. We have not made any adjustments to reflect the allocation of the purchase price for EE. All deal and acquisition-related costs have been treated as specific items and therefore don't impact the pro forma.

Enquiries

Press office:
Ross Cook                                                                                                           Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith                                                                                           Tel: 020 7356 4909

We will hold a conference call for analysts and investors at 8.30am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the second quarter and half year results for 2016/17 on 27 October 2016.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4552F_-2016-7-27.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 28 July 2016